UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 54)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2011
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,462,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,462,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,462,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,475,687
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,475,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 54
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 3, 4 and 7 of this Statement are hereby amended or supplemented as set forth below.

Item 3. Source and Amount of Funds or Other Consideration”

There is no change to the prior disclosure under this item except for the following.

Contran estimates that it will need approximately $17.1 million to consummate the tender offer described in Item 4 below (including expenses).  Contran will use available cash resources to purchase the Shares in the tender offer, which could include borrowings under existing revolving credit facilities.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

On February 1, 2011, Contran commenced a tender offer (the “tender offer”) for up to 2,600,000 Shares at a price of $6.50 net per Share in cash, without interest and less applicable withholding taxes.  Contran commenced the tender offer because it would like to increase its holdings in the Company, through the acquisition of additional Shares, for investment purposes.  If Contran were to acquire all 2,600,000 Shares it seeks to acquire in the tender offer, Contran’s beneficial ownership of outstanding Shares upon completion of the tender offer would increase from approximately 61.7% of the outstanding Shares to be approximately 83.1%.  Contran is also making the tender offer because it is seeking to include the Company in its consolidated U.S. federal income tax group (“Contran Tax Group”) in order to achieve certain income tax efficiencies.  If Contran were to acquire all 2,600,000 Shares in the tender offer, the Company would become a member of the Contran Tax Group.  If the Company becomes a member of the Contran Tax Group, Contran would aggregate taxable income or loss generated by the Company while it is included in the Contran Tax Group with the taxable income or losses generated by Contran and other members of the Contran Tax Group.  Additionally, the Company would enter into a tax sharing agreement with Contran.  In accordance with such tax sharing agreement, Contran’s policy for intercompany allocation of income taxes provides that subsidiaries included in the Contran Tax Group compute their provision for income taxes on a separate company basis.  Generally, subsidiaries make payments to or receive payments from Contran in the amounts they would have paid to or received from the U.S. Internal Revenue Service had they not been members of the Contran Tax Group.  The separate company provisions and payments are computed using the tax elections made by Contran.  In addition, if the Company becomes a member of the Contran Tax Group, it will be jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which the Company is included in the Contran Tax Group.  However, Contran would also agree to indemnify the Company for any liability for income taxes of the Contran Tax Group in excess of the Company’s tax liability previously computed and paid in accordance with its tax allocation policy.

Contran’s press release dated February 1, 2011 that announced the tender offer is attached hereto as Exhibit 1 and is incorporated herein by reference.  The tender offer will expire at expire at 11:59 p.m., New York City time, on March 1, 2011, unless it is extended.  The tender offer is subject to the terms and conditions set forth in the offer to purchase and in the related letter of transmittal, both of which are filed as exhibits to the tender offer statement on Schedule TO filed by Contran with the U.S. Securities and Exchange Commission (“SEC”) on the date hereof (the “Schedule TO”).  The foregoing description of the tender offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto.

Contran is making the tender offer solely by the offer to purchase and the related letter of transmittal, and any amendments or supplements to the offer to purchase or letter of transmittal, which are being distributed to the Company’s stockholders.  Contran is not making the tender offer to, nor will Contran accept tenders from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the tender or acceptance thereof would not be in compliance with the laws of that jurisdiction.  However, Contran may, at its sole discretion, take any actions necessary for it to make the tender offer to stockholders in any of these jurisdictions.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Contran and Harold C. Simmons (the “Reporting Persons”) or other persons or entities that may be deemed to be related to them, may in the future after the expiration or termination of the tender offer, from time to time purchase Shares, and they or other entities that may be deemed to be related to them may from time to time dispose of all or a portion of the Shares held by such persons or entities, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

Notwithstanding anything contained herein and subject to the applicable rules and regulations of the SEC, if by 11:59 p.m., New York City time, on March 1, 2011 (or any date or time then set as the expiration date of the tender offer), any or all of the conditions to the tender offer has or have not been satisfied or waived, Contran specifically reserves the right to change its intention with respect to the tender offer and among other things, (1) terminate the tender offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders; (2) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration date and not thereafter validly withdrawn; (3) extend the tender offer and, subject to the right of stockholders to withdraw Shares until the expiration date, retain the Shares that have been tendered during the period or periods for which the tender offer is extended; or (4) amend the tender offer.

Contran will use its available cash resources to purchase the Shares in the tender offer, which could include borrowings under existing revolving credit facilities.  Contran’s purchase of Shares in the tender offer is not conditioned on its receipt of financing.

As described in prior amendments to this Schedule 13D, Harold C. Simmons, through Contran, may be deemed to control the Company.

Certain persons named in Schedule A to this Statement are officers and/or directors of the Company or perform services for the Company as employees of Contran and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Items 7 is hereby amended or supplemented as set forth below.

Exhibit 1.	Press release issued by Contran Corporation on February 1, 2011.

Additional Information

This Statement and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell any Shares.  Contran has filed with the SEC a Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer.  Contran intends to mail these documents to the stockholders of the Company.  These documents contain important information about the tender offer and stockholders of the Company are urged to read them carefully.  Stockholders of the Company can obtain a free copy of these documents and other documents filed by Contran or the Company with the ESC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders can obtain a free copy of these documents from Contran by contacting Contran at Corporate Secretary, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 1, 2011

Contran Corporation

By:       /s/ Bobby D. O’Brien
Bobby D. O’Brien
Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 1, 2011

/s/ Harold C. Simmons
Harold C. Simmons, Individually

SCHEDULE A

The names of the directors and executive officers of Contran Corporation (“Contran”), and their present principal occupations are set forth below.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran and Valhi, Inc., a publicly held subsidiary of Contran (“Valhi”), executive vice president of Titanium Metals Corporation, a publicly held subsidiary of Contran (“TIMET”); vice president and general counsel of NL Industries, Inc. (“NL”), a publicly held subsidiary of Valhi; executive vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”), a publicly held subsidiary of Valhi; and executive vice president of CompX International Inc., a publicly held subsidiary of NL (“CompX”).

J. Mark Hollingsworth	Vice president and general counsel of Keystone Consolidated Industries, Inc. (the “Company”), Contran, CompX and Valhi.

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of CompX, Contran, Kronos Worldwide, NL and Valhi.

Kelly D. Luttmer	Vice president and tax director of CompX, Contran, Keystone, Kronos Worldwide, NL, TIMET and Valhi.

Bobby D. O’Brien	President and chief executive officer of TIMET; vice president and chief financial officer of Contran and Valhi.

Glenn R. Simmons	Chairman of the board of the Company and CompX; vice chairman of the board of Contran and Valhi; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons	Chairman of the board of Contran, Kronos Worldwide, TIMET and Valhi; and chairman of the board and chief executive officer of NL.

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, NL, TIMET and Valhi.

Gregory M. Swalwell
Vice president and controller of Contran and Valhi; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of TIMET.

Steven L. Watson
Director and president of Contran; vice chairman and chief executive officer of Kronos Worldwide; vice chairman of TIMET; director, president and chief executive officer of Valhi; and a director of the Company, CompX and NL.

EXHIBIT INDEX

Exhibit 1.	Press release issued by Contran Corporation on February 1, 2011.